BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

March 11, 2021

Steve Lo, Staff Accountant

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	GRASS QOZF, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed January 27, 2021
File No. 024-11204

Dear Mr. Low:

We are in receipt of your letter dated February 22, 2021, setting forth certain comments to Amendment No. 2 to the Offering Statement on Form 1-A which was filed on January 27, 2021 by GRASS QOZF, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 2 to Offering Statement on Form 1-A filed January 27, 2021

Dilution, page 20

1.	Your disclosure of Historical net tangible book value before this offering of $ 1,475,632 as of June 30, 2020 appears to be inconsistent with the net book value of the tangible assets per your balance sheet at June 30, 2020 on page F-3. In addition, it appears your calculations of pro forma net tangible book value per share after this offering and related dilution per share to new investors do not appropriately account for the number of shares issued and proceeds received for each offering scenario. Please clarify or revise.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 1-A which, includes revisions to the “DILUTION” section on page 24 to provide additional disclosure, as requested.

Use of Proceeds, page 22

2.	We note your revised disclosure in response to our prior comment 1 and re-issue the comment. Please quantify the amount of proceeds that will be required to acquire the remaining interests in Sierra Software Systems, Inc. as the tabular entries do not appear to allocate any proceeds to purchase the equity interests. In this regard, we note your disclosure elsewhere indicating that you currently own 45% of Sierra and intend to own 100% of Sierra.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 1-A which, includes revisions to the “USE OF PROCEEDS” section on page 22 to provide additional disclosure, as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

3.	Please revise to discuss your financial condition and results of operations for the period presented, and provide the disclosures required by Item 9 of Form 1-A.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 1-A which, includes revisions to the “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” section beginning on page 28 to provide additional disclosure, as requested.

Business

Sierra, page 35

4.	We note that Sierra's first module for individual and personal users was scheduled to be released in January 2021 and the other modules are to follow shortly. Depending on when you file the next amendment, please update your disclosure to state whether the products have been released as scheduled.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 1-A which, includes revisions to the “BUSINESS” section beginning on page 31 to provide additional disclosure, as requested.

Financial Statements, page F-1

5.	We note that your response to prior comment 4 did not fully address the issues. Thus, the comment is reissued in its entirety. We note from your disclosures in Note 11 that you acquired 85% of ownership interests in Samsarg, Inc. during the year. Accordingly, please revise to include audited financial statements of the acquired business Samsarg, Inc. and pro forma financial Information as required by Part F/S (b)(7)(iii), (iv) and (c)(1)(ii) of Form 1-A or demonstrate to us why they are not required.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 1-A which includes audited financial statements of SAMSARG and pro forma financial information, as requested and as required by Part F/S (b)(7)(iii), (iv) and (c)(1)(ii) of Form 1-A. A pro forma balance sheet was not required due to SAMSARG being included in the June 30, 2020 consolidated financial statements.

Note 13 - Related Party Transactions, page F-15

6.	We note from your disclosure here that you purchased an additional 78.36% interest resulting in an 80.36% ownership interest in Samsarg on November 15, 2019. However, your disclosure in Note 11, page F-14 indicates that you increased your ownership of Samsarg to 68% in November 2019. Please revise to clarify your disclosures.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 1-A which, includes revisions to the Note 11 and 13 disclosure to provide the requested revision.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:       Don Harmer, CEO